FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of May 2004


                        Commission File Number 333-114196

                               AXTEL, S.A. DE C.V.
                 (Translation of Registrant's name into English)

                      Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
                              Col. Unidad San Pedro
                          San Pedro Garza Garcia, N.L.
                                Mexico, LP 66215
                               (52)(81) 8114-0000
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X          Form 40-F ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes ____          No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                TABLE OF CONTENTS


                                                                            Page
PART I   FINANCIAL INFORMATION

   Forward Looking Statements


   Item 1.     Condensed Consolidated Financial Statements (Unaudited)

               Condensed Consolidated Balance Sheets as of March 31, 2004
                  and December 31, 2003.......................................1

               Condensed Consolidated Statements of Operations for the
                  Three Months Ended March 31, 2004 and 2003..................2

               Condensed Consolidated Statements of Changes in Financial
                  Position for the Three Months Ended March 31, 2004
                  and 2003....................................................3

               Condensed Consolidated Statement of Changes in
                  Stockholders' Equity as of March 31, 2004...................4

               Notes to Condensed Consolidated Financial Statements...........5

   Item 2.     Management's Discussion and Analysis of Financial Condition
                  and Results of Operations...................................36

   Item 3.     Quantitative and Qualitative Disclosures About Market Risk.....45

   Item 4.     Controls and Procedures........................................45

PART II  OTHER INFORMATION

   Item 1.     Legal Proceedings..............................................45

   Item 2.     Changes in Securities and Use of Proceeds......................45

   Item 3.     Defaults upon Senior Securities................................46

   Item 4.     Submission of Matters to a Vote of Security Holders............46

   Item 5.     Other Information..............................................46

   Item 6.     Exhibits and Reports...........................................46

   Signatures.................................................................47

     In this annual report, references to "$," "$U.S." or "Dollars" are to United States Dollars and references to "Ps." or "Pesos" are to Mexican Pesos. This annual report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate.

Forward Looking Statements

     This report on Form 6-K contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the "Securities Act") and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements reflect our views with respect to our financial performance and future events. All forward-looking statements contained herein are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein. Many of these statements may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential," among others. Readers are cautioned not to place reliance on these forward-looking statements. The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

     o    ability to attract subscribers;

     o changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

     o our ability to manage, implement and monitor billing and operational support systems;

     o    an increase in churn, or subscriber cancellations;

     o    the control of us retained by certain of our stockholders;

     o changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

     o the effects of governmental regulation of the Mexican telecommunications industry;

     o    declining rates for long distance traffic;

     o    fluctuations in labor costs;

     o foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

     o the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

     o    the timing and occurrence of events which are beyond our control; and

     o    other factors described in this Form 6-K.

     Any forward-looking statements in this Form 6-K are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future develop-ments and other factors we believe are appropriate under the current circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not intend to update any particular forward-looking statements contained in this document.

                         PART I - FINANCIAL INFORMATION

ITEM 1.  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                           Consolidated Balance Sheets
        March 31, 2004 and December 31, 2003 (Thousand pesos of constant purchasing power as of March 31, 2004)

                                                                                          (Unaudited)
                                                                                       -----------------
                                                                                           March 31,        December 31,
                                                                                       -----------------  ----------------
                   Assets                                                                    2004               2003
                                                                                       -----------------  ----------------

        Current assets:
           Cash and cash equivalents (including $4,464 and $4,569 of restricted
              cash as of March 31, 2004 and  December 31, 2003)                       $        850,081        1,029,182
           Accounts receivable                                                                 459,026          428,593
           Refundable taxes and other accounts receivable                                       28,313           20,312
           Prepaid expenses (note 5)                                                           339,021          186,828
           Inventories                                                                          23,171           21,897
                                                                                       -----------------  ----------------

                   Total current assets                                                      1,699,612        1,686,812

        Property, systems and equipment, net (notes 6 and 9)                                 5,262,963        5,275,442
        Telephone concession rights, net of accumulated amortization of $212,295
           and $200,016 in 2004 and 2003, respectively                                         714,615          726,894
        Pre-operating expenses, net                                                            195,137          203,330
        Deferred income taxes (note 11)                                                        241,575          256,018
        Other assets (note 7)                                                                  117,950          110,998
                                                                                       -----------------  ----------------

                   Total assets                                                       $      8,231,852        8,259,494
                                                                                       =================  ================

                   Liabilities and Stockholders' Equity

        Current liabilities:
           Notes payable (note 8)                                                     $         60,442           24,384
           Current maturities of long-term debt (note 9)                                        26,036           55,279
           Accounts payable and accrued expenses                                               331,546          315,155
           Accrued interest                                                                     69,553           68,054
           Taxes payable                                                                        53,662           70,358
           Other accounts payable (note 10)                                                    216,434          197,426
                                                                                       -----------------  ----------------

                   Total current liabilities                                                   757,673          730,656

        Long-term debt, excluding current maturities (note 9)                                1,977,975        2,056,372
        Other long-term accounts payable                                                         1,845            2,207
        Seniority premiums                                                                       1,924            2,032
                                                                                       -----------------  ----------------

                   Total liabilities                                                         2,739,417        2,791,267
                                                                                       -----------------  ----------------

        Stockholders' equity (note 12):
            Common stock                                                                     6,845,962        6,845,962
            Additional paid-in capital                                                         135,456          135,456
            Deficit                                                                         (1,595,373)     (1,627,350)
            Cumulative deferred income tax effect                                              114,159          114,159

            Change in the fair value of derivative instruments (note 3)                         (7,769)         -
                                                                                       -----------------  ----------------

                    Total stockholders' equity                                               5,492,435        5,468,227

        Commitments and contingencies (note 13)

        Subsequent events (note 14)
                                                                                       -----------------  ----------------

                   Total liabilities and stockholders' equity                         $      8,231,852        8,259,494
                                                                                       =================  ================

 The accompanying notes are an integral part of the consolidated financial statements.


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                      Consolidated Statements of Operations
       (Thousand pesos of constant purchasing power as of March 31, 2004)


                                                                                           Three months ended March 31,
                                                                                       ------------------------------------
                                                                                                   (Unaudited)
                                                                                             2004               2003
                                                                                       ------------------------------------
      Rental, installation, service and other revenues                                $         865,117            675,377
                                                                                       ----------------- ------------------

      Operating costs and expenses:
         Cost of sales and services                                                           (269,063)          (193,983)
         Selling and administrative expenses                                                  (295,055)          (271,428)
         Depreciation and amortization                                                        (230,434)          (212,972)
                                                                                       ----------------- ------------------

                                                                                              (794,552)          (678,383)
                                                                                       ----------------- ------------------

                 Operating income (loss)                                                        70,565             (3,006)
                                                                                       ----------------- ------------------

      Comprehensive financing result:
         Interest expense                                                                      (66,631)           (98,357)
         Interest income                                                                         5,140              7,298
         Foreign exchange gain (loss), net                                                      10,744           (257,255)
         Monetary position gain                                                                 16,273             65,536
                                                                                       ----------------- ------------------

                  Comprehensive financing result, net                                          (34,474)          (282,778)
                                                                                       ----------------- ------------------

      Other income, net (note 9)                                                                14,156          1,892,053
                                                                                       ----------------- ------------------

                  Income before income taxes                                                    50,247          1,606,269
                                                                                       ----------------- ------------------

      Deferred income tax expense (note 11)                                                    (18,270)          (431,945)
                                                                                       ----------------- ------------------
                                                                                       ----------------- ------------------
                Net income                                                            $         31,977          1,174,324
                                                                                       ================= ==================




 The accompanying notes are an integral part of the consolidated financial statements.


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
   Consolidated Statements of Changes in Financial Position (Thousand pesos of constant purchasing power as of March 31, 2004)

                                                                                            Three months ended March 31,
                                                                                        -------------------------------------
                                                                                                     (Unaudited)
                                                                                               2004               2003
                                                                                        -------------------------------------
Operating activities:
     Net income                                                                        $         31,977           1,174,324
     Add charges (deduct credits) to operations not requiring
        (providing) resources:
           Depreciation                                                                         206,431             190,947
           Amortization                                                                          24,003              22,025
           Gain in the forgiveness of debt (note 9b)                                           -                 (1,893,522)
           Deferred income tax                                                                   18,270             431,945
                                                                                        ------------------ ------------------

              Resources provided by (used in) in the operation                                  280,681             (74,281)

     Net (investment in) financing from operations                                              (182,644)            15,643
                                                                                        ------------------ ------------------

              Resources provided by (used in) operating activities                               98,037             (58,638)
                                                                                        ------------------ ------------------

Financing activities:
    Increase in common stock                                                                    -                 2,742,435
    Additional paid-in capital                                                                  -                    (9,433)
    Payments of loans, net                                                                       (70,083)        (2,463,643)
    Deferred financing costs                                                                    -                    66,713
    Other long-term accounts payable                                                              (2,620)           (36,857)
                                                                                        ------------------ ------------------

              Resources (used in) provided by financing activities                               (72,703)           299,215
                                                                                        ------------------ ------------------

Investing activities:
     Acquisition and construction of property, systems
        and equipment, net                                                                      (193,952)           (86,417)
     Pre-operating results                                                                          (790)          -
     Other assets                                                                                 (9,693)              (661)
                                                                                        ------------------ ------------------

              Resources used in investing activities                                            (204,435)           (87,078)
                                                                                        ------------------ ------------------

              (Decrease) increase in cash and cash equivalents                                  (179,101)           153,499

Cash and cash equivalents at beginning of period                                              1,029,182             332,221
                                                                                        ------------------ ------------------

Cash and cash equivalents at end of period                                             $        850,081             485,720
                                                                                        ================== ==================


The accompanying notes are an integral part of the consolidated financial statements.


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
    Consolidated Statement of Changes in Stockholders' Equity (Thousand pesos of constant purchasing power as of March 31, 2004)

                                                                                                          Change in
                                                                                           Cumulative     the fair
                                                           Additional                       deferred      value of       Total
                                            Common          paid-in                          income       derivative   stockholders'
                                             stock          capital           Deficit      tax effect     instruments    equity
                                           --------------  ---------------  -------------  -------------  ------------ ------------

      Balances as of December 31, 2003   $     6,845,962          135,456    (1,627,350)        114,159       -         5,468,227

      Comprehensive income                       -              -               31,977        -             (7,769)        24,208
                                           --------------  ---------------  -------------  -------------  ------------ ------------

      Balances as of March 31, 2004
        (Unaudited)                      $     6,845,962          135,456    (1,595,373)        114,159     (7,769)     5,492,435
                                           ==============  ===============  =============  =============  ============ ============



 The accompanying notes are an integral part of the consolidated financial statements.


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                             March 31, 2004 and 2003
       (Thousand pesos of constant purchasing power as of March 31, 2004)


(1) Organization and description of business

     Axtel, S.A. de C.V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company's activity, a concession is required (see note 13d). In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

     The Company's capital structure has a Mexican majority share ownership with 58.52% of shares with voting rights owned by Telinor Telefonia, S. de R.L. de C.V., the remaining 41.48% is distributed among other entities.

     AXTEL offers different access technologies, including fixed wireless telephones, point-to-point, point-to-multipoint, a fiber optic radio links and copper technology, depending on the communication needs of the clients.

     The Company has been granted the following licenses over the spectrum of frequencies necessary to provide the services:

     o 60MHz for Point-to-Multi-Point in the 10.5GHz band to cover each one of the nine regions of the Mexican territory. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $139,003 for the Company.

     o 112MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band with countrywide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $70,102 for the Company.

     o 50MHz in the 3.4GHz. The licenses obtained allow coverage in the nine regions of the country, and the investment was $717,805 for a period of twenty years with an extension option.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)



     The Company has commercial services in Monterrey, Mexico City, Guadalajara, Puebla, Toluca and Leon.

(2) Financial statement presentation

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (MexGAAP), which include the recognition of the effects of inflation on the financial information, and are expressed in Mexican pesos of constant purchasing power as of March 31, 2004, based on the National Consumer Price Index (NCPI) published by Banco de Mexico.

     The following national consumer price indexes (NCPI) were used to recognize the effects of inflation:

                                                                   Inflation
                                                  NCPI                 %
                                              --------------     --------------

           March 31, 2004                        396.544              1.60
           December 31, 2003                     390.299              3.99
           March 31, 2003                        379.741              1.18

     The accompanying financial statements should be read in conjunction with Axtel's Annual Audited Financial Statements for the year ended December 31, 2003, as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Mexico have been condensed or omitted. The Company's interim financial statements are unaudited, but in the opinion of management, reflect all necessary adjustments for a fair presentation, which are of a normal recurring nature. Operations results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2004. Certain 2003 amounts have been reclassified to conform to the 2004 presentation.

     When reference is made to pesos or "$", it means Mexican pesos; when reference is made to dollars or U.S.$, it means currency of the United States of America. Except when specific references are made to "U.S. dollar millions", the amounts in these notes are stated in thousand of constant Mexican pesos as of the balance sheet date.

     The consolidated financial statements include the assets, liabilities, equity and results on operations of the subsidiaries listed below. The balances and transactions between companies have been eliminated in the preparation of the consolidated financial statements.

                                                              % ownership
                                                              -----------

     Instalaciones y Contrataciones, S.A. de C.V.                 99.998%
     Impulsora e Inmobiliaria Regional, S.A. de C.V.              99.998%
     Servicios Axtel, S.A. de C.V.                                99.998%

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)


(3) Accounting changes

     Derivative financial instruments

     The Mexican Institute of Public Accountant (IMCP) issued Bulletin C-10 "Derivative financial instruments and hedging operations", effective January 1, 2005, with an early adoption encouragement. One of the main provision of this new standard is the classification of hedging through derivative financial instruments according to the exposure to be hedged, in three accounting models: on fair values, on cash flows and on net investments of subsidiaries located abroad. Bulletin C-2, "Financial instruments" only divided derivative financial instruments according to the Company's intention, either for hedging purposes or negotiation or speculation purposes.

     Bulletin C-10 mentions that in a hedging exposure of cash flows the effective portion (documented, designated and measured from the beginning of the operation) of the gains or losses of the hedging instrument should be recognized within the comprehensive result account in stockholders' equity, before being offset to asset or liabilities whose risks will be hedged and/or offset. The non-effective portions (portions not hedging or that stop hedging the designated risks) should be immediately recognized in results of the period.

     The Company decided on the early adoption of Bulletin C-10 for 2004. As a result of this early adoption, the Company recognized a loss from effective hedging amounts for the derivative financial instruments as a charge to stockholders' equity accounts, for $11,596, net of a deferred tax effect of $3,827 which corresponds to the unrealized portions of these derivative financial instruments.

(4) Hedging

     On March 29, 2004, the Company entered into two separate derivative Cross Currency Swaps (CCS) transactions denominated "Coupon Swap" agreements to hedge a portion of their US dollar foreign exchange exposure resulting from the issuance of the U.S. $175 million 11% senior notes which mature in 2013. Under the transactions, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S.$ 113.75 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of $1,270,019 at annual rate of 12.30%. Both of these transactions will expire in December 2008. During the life of the contracts, the cash flows originated by the exchange of interest rates under the CCS match, in interest payment dates and conditions, those of the underlying debt.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)



     If there is no early settlement, at maturity of the contracts and the underlying debt, the Company and the counterparty will exchange notional amounts, so the Company will receive the cash flow in the currency of the underlying debt necessary to cover its primary obligation, and will pay the notional amount in the exchanged currency in the CCS, as a result, the original financial risk profile related to interest rates and currencies of the underlying debt has been effectively exchanged. The CCS information is as follows:

     (Amount in millions)

                                                        Currencies                     Interest Rates
                                                  -------------------------------- ------------------------
         Maturity date            Notional amount  Notional      Amount in new        Axtel      Axtel        Estimated
                                                     amount         currency         receives     pays        fair value
--------------------------------- --------------- ------------- ------------------ ----------- --------- -- -------------

   December 15, 2008              U.S.$ 113.75       $ 1,270    U.S.$ 113.75         11.00%      12.30%     U.S.$1.04


     The estimated fair values of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the overall Company's exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not necessarily represent amounts exchanged by the parties, and consequently, there is no direct measure of the Company's exposure to the use of these derivatives. The amounts exchanged in cash are determined based on the basis of the notional amounts and other terms included in the derivative financial instruments.

(5) Prepaid expenses

     Prepaid expenses consist of the following:

                                                                                (Unaudited)
                                                                                 March 31,             December 31,
                                                                                   2004                    2003
                                                                                   ----                    ----

   Airspan Communications                                                   $       179,386                -
   Nortel Networks                                                                  137,282                  163,732
   Other                                                                             22,353                   23,096
                                                                             -----------------     --------------------

             Total prepaid expenses                                         $       339,021                  186,828
                                                                             =================     ====================

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)



(6) Property, systems and equipment

     Property, systems and equipment are analyzed as follows:

                                                                     (Unaudited)
                                                                -----------------
                                                                    March 31,         December 31,
                                                                -----------------  -------------------
                                                                      2004                2003             Useful lives
                                                                      ----                ----             ------------

       Land                                                    $         36,408               36,423
       Building                                                         118,381              118,417         25 years
       Computer and electronic equipment                                924,112              860,972         3 years
       Transportation equipment                                          14,670               14,670         4 years
       Furniture and fixtures                                            90,074               89,858         10 years
       Network equipment                                              5,618,523            5,859,260      6 to 28 years
       Leasehold improvements                                           140,091              133,964
       Construction in progress                                         780,641              419,991
                                                                -----------------  -------------------

                                                                      7,722,900            7,533,555

       Less accumulated depreciation                                  2,459,937            2,258,113
                                                                -----------------  -------------------

               Property, systems and equipment, net           $       5,262,963            5,275,442
                                                                =================  ===================


     The Company has capitalized CFR as a component of the acquisition cost of property, systems and equipment, aggregating $2,205 as of March 31,2004.

     All of the assets indicated above secure the lines of credit and the contracts with Hewlett-Packard de Mexico, S. de R.L. de C.V., SR Telecom Inc. and Siemens Financial Services Inc. (see note 9). The line of credit with Agilent Technologies Mexico, S. de R.L. de C.V., as well as other long-term financing is secured by specific collaterals.

(7) Other assets

     Other assets consist of the following:

                                                                                    (Unaudited) March       December 31,
                                                                                           31,
                                                                                   -------------------   -------------------
                                                                                          2004                  2003
                                                                                          ----                  ----

      Notes issuance costs                                                        $            63,725               60,807
      Telmex special projects                                                                  37,265            -
      Guarantee deposits                                                                       13,844               14,358
      Other                                                                                     5,101               35,833
                                                                                   -------------------   -------------------

                                                                                              119,935              110,998
      Less accumulated amortization                                                             1,985            -
                                                                                   -------------------   -------------------

           Other assets, net                                                      $           117,950              110,998
                                                                                   ===================   ===================


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)



(8) Notes payable

     The notes payable and their main characteristics are as follows:

                                                                                        (Unaudited)
                                                                                     -----------------
                                                                                         March 31,           December 31,
                                                                                     -----------------    ------------------
                                                                                           2004                 2003
                                                                                           ----                 ----

     Revolving  line of credit with SR Telecom  Canada Inc.  denominated  in U.S.
     dollars.  The  payments  are made 50% net 30 days and 50% net 360 days.  The interest  rate is LIBOR  plus 6.25  percent  points  applicable  only to the
     360-day portion.                                                             $         -                        4,239

     Revolving line of credit with Banco Mercantil del Norte S.A.  (Banorte) used
     for letters of credit, denominated in U.S. dollars up to 360 days.                        54,753               14,324

     Other short-term  financing with several  institutions and/or suppliers with
     interest rates fluctuating between 10% and 11%.                                            5,689                5,821
                                                                                     -----------------    -----------------

              Total short-term notes payable                                      $            60,442               24,384
                                                                                     =================    =================


(9) Long-term debt


                                                                                       (Unaudited)         December 31,
                                                                                        March 31,
                                                                                    -----------------   -------------------
     Long-term debt and its main characteristics are as follows:                          2004                 2003
     -----------------------------------------------------------                          ----                 ----

     U.S.$ 175 million in  aggregate  principal  amount of 11% Senior Notes due
     2013.  Interest will be payable  semi-annually  in arrears on June 15, and
     December 15 of each year commencing June 15, 2004.                         $          1,951,950            1,997,762

     Hewlett  Packard  de  Mexico,  S. de R.L.  de  C.V.,  denominated  in U.S.
     dollars,  payable in 36 monthly installments with a six-month grace period
     maturing in 2005. The interest rate is 9.8%.                                          -                        4,535

     Promissory  Notes with Hewlett Packard  Operations  Mexico,  S. de R.L. de
     C.V.  denominated in U.S.  dollars,  payable in 12 quarterly  installments
     maturing in September 2006.  The interest rate is 9.5%.                                  19,542               21,914



                                      -10-

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)


     Line of credit with Siemens  Financial  Services Inc.  denominated in U.S.
     dollars.  The payments  are made in six  semiannual  installments  through
     2005. The interest rate is LIBOR plus 5.5 percentage  points.  Interest is
     payable semiannually.                                                                 -                       52,349

     Line of  credit  with  Agilent  Technologies  Mexico  S.  de R.L.  de C.V.
     denominated  in U.S.  dollars.  The  payments  are made in six  semiannual
     installments through 2005. The interest rate is 9.8%.                                     2,398                2,455

     Other long-term financing with several credit institutions with rates fluctuating between 9% and 10% for those denominated in dollars and TIIE
     (Mexican average interbank rate) plus six percentage points for those
     denominated in pesos.                                                                    30,121               32,636
                                                                                    -----------------   -------------------

     Total long-term debt                                                                  2,004,011            2,111,651

     Less current maturities                                                                  26,036               55,279
                                                                                    -----------------   -------------------

     Long-term debt, excluding current maturities                               $          1,977,975            2,056,372
                                                                                    =================   ===================

     Annual installments of long-term debt are as follows:

         Year                               Amount
         ----                               ------

        March 2006                 $            20,621
        March 2007                               5,404
        March 2008                            -
        Thereafter                           1,951,950
                                        ----------------

                                   $         1,977,975
                                        ================

     The following are the most important changes in the Company long-term debt during the three-month period ended March 2004 and the year ended 2003:

     a) On March 18, 2003, the Company obtained a loan for U.S.$ 75 million from Banco Mercantil del Norte, S.A. (Banorte) at a variable Libor interest rate to 90 days plus certain basis points, payable quarterly. The loan payments were set in four equal consecutive quarterly installments of U.S.$ 4.5 million and one last installment of U.S.$ 57 million, beginning 24 months after the credit disposition date, which was March 20, 2003. On December 17, 2003 this loan was paid. (See note
          9d).

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)




     b) On March 20, 2003, the Company entered into a debt-restructuring agreement with Nortel Networks Limited and Nortel Networks de Mexico (Nortel), as follows: payment in cash of U.S.$ 125.2 million, issuance by the Company of a promissory note for U.S.$ 24.2 million and the capitalization of debt of U.S.$ 178.5 million in exchange for 250,836,980 Series "N" shares of common stock (see note 12). As a result of this transaction, Axtel recognized a gain on the forgiveness of debt of approximately $1,888,000. The promissory note for U.S.$
          24.2 million dollars was paid in December 2003. (See note 9d). After this transaction and in accordance with the debt restructuring agreement all new purchases from Nortel should be either secured through the issuance of a letter of credit or prepaid.

     c) On May 2003 the Company entered in an agreement with Bell Canada International (BCI) to terminate all of the rights and obligations of both parties under the technical services agreement and a secondment agreement dated as of October 6, 1997, including Axtel's obligations to pay fees in the future based on the Company's financial performance and in full settlement of any and all claims that BCI may have against Axtel arising out of or related to the above mentioned agreements. The termination agreement was for U.S.$ 15.6 million, which was included in other income (expense) line item; originally payable as follows:
          U.S.$ 2.7 million at closing of the agreement, U.S.$ 1.1 million in June 2003, U.S.$ 1.1 million in September 2003, U.S.$ 1.1 million in December 2003 and U.S.$ 9.3 million, maturing thirty seven (37) months after closing payable without interest and in a single installment. On December 17, 2003 this debt was paid (Se note 9d).

     d) On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S.$ 175 million ($2,028 million pesos) maturing on December 15, 2013. Interest on the Notes are payable semiannually at a annual rate of 11%, beginning on June 15, 2004.

          Each of the subsidiaries is guaranteeing the notes with unconditional guaranties that are unsecured.

          The indenture of the notes contain certain affirmative and negative covenants.

          With the proceeds of the offering the Company prepaid in full the Banorte facility, the Nortel promissory note and the BCI Indebtedness.

     Some of the debt agreements that remain outstanding establish certain covenants, the most important of which refer to limitations on dividend payments and comprehensive insurance on pledged assets, among others. As of March 31, 2004, the Company was in compliance in all its covenants and obligations.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)



(10) Other accounts payable

     As of March 31, 2004 and December 31, 2003, the other accounts payable consist of the following:



                                                                                  (Unaudited)          December 31,
                                                                                   March 31,
                                                                                     2004                  2003
                                                                                     ----                  ----

     Guarantee Deposits (note 13a)                                            $       145,002                148,405
     Interest payable (note 13a)                                                       25,799                 24,654
     Derivative financial instruments (note 3)                                         11,596              -
     Other                                                                             34,037                 24,367
                                                                               -----------------   --------------------

               Total prepaid expenses                                         $       216,434                197,426
                                                                               =================   ====================


(11) Income tax (IT), tax on assets (TA), employee statutory profit sharing
     (ESPS) and tax loss carryforwards

     The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements show the aggregate of the amounts determined by each company.

     In accordance with the current tax legislation, companies must pay either the IT or TA, whichever is greater. Both taxes recognize the effects of inflation, in a manner different from MexGAAP.

     The TA law establishes a 1.8% tax on assets adjusted for inflation in the case of inventory, property, systems and equipment and deducted from certain liabilities. TA levied in excess of IT for the year can be recovered in the succeeding ten years, updated for inflation, provided that in any of such years IT exceeds TA.

     A new Income tax Law was ended on January 1, 2002. This law provides for a 1% annual reduction in the income tax rate beginning in 2003, so that the income tax rate would be 32% in 2005.

     The tax expense attributable to the income before IT differed from the amount computed by applying the tax rate enacted of 33% and 34% to pretax income, as a result of the items mentioned below:

                                                                                  Three months ended March 31
                                                                                           (Unaudited)
                                                                                    2004                2003
                                                                                    ----                ----

    Computed "expected" income tax expense                                    $      (16,581)          (546,131)
    Increase (decrease) resulting from:
           Effects of inflation, net                                                  (2,456)            (3,054)
           Adjustments  to deferred tax assets and  liabilities  for enacted
            changes in tax rates                                                         292            84,494
           Other items and non-deductible expenses, net                                  475            32,746
                                                                                --------------     --------------

              Deferred income tax expense                                     $      (18,270)          (431,945)
                                                                                ==============     ==============

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of March 31, 2004 and December 31, 2003 are presented below:


                                                                                 (Unaudited)
                                                                                  March 31,         December 31,
                                                                                      2004               2003
                                                                                      ----               ----
 Deferred tax assets:
          Net operating loss carryforwards                                  $          484,610            507,491
          Allowance for doubtful accounts and write-off                                174,878            176,204
          Accrued liabilities                                                           22,199             22,934
          Tax on assets                                                                  8,343              8,343
          Fair value of derivative instruments                                           3,827            -
          Accrued vacations                                                              2,495              2,495
                                                                                ----------------    ---------------

               Total gross deferred tax assets                                         696,352            717,467

        Less valuation allowance                                                        10,244             11,230
                                                                                ----------------    ---------------

              Net deferred tax assets                                                  686,108            706,237
                                                                                ----------------    ---------------

 Deferred tax liabilities:
         Property, systems and equipment                                             209,220             219,348
         Telephone concession rights                                                 161,224             155,475
         Pre-operating expenses                                                       62,852              66,073
         Other assets                                                                  3,591               1,880
         Inventories                                                                   7,646               7,443
                                                                                --------------     ---------------

               Total deferred tax liabilities                                        444,533             450,219
                                                                                --------------     ---------------

               Deferred tax assets, net                                     $        241,575             256,018
                                                                                ==============     ===============


     The Company assesses realizability of deferred tax assets based on the existence of taxable temporary differences expected to reverse in the same periods as the realization of deductible temporary differences or in later periods in which the tax loss carryforwards can be applied and when, in the opinion of Company management, there will be enough future taxable income for the realization of such deductible temporary differences. However, the amounts of realizable deferred tax assets could be reduced if the taxable income is lower. As of March 31, 2004 and December 31, 2003 a deferred tax asset valuation allowance was established for tax loss carryforwards from the subsidiaries and TA from the Company. No deferred tax asset valuation allowance was established for AXTEL tax loss carryforwards, since, in the opinion of Company management there will be enough future taxable income to realize the net deferred tax assets.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)


      According to the IT law, the tax loss of a year, updated for inflation, may be carried to the succeeding ten years. The tax losses have no effect on ESPS. As of September 30, 2003, the tax loss carryforwards expire as follows:

                                      Inflation-adjusted
                                             tax loss
             Year                         carryforwards
             ----                         -------------

       2010                       $          873,075
       2011                                  213,620
       2012                                  427,761
                                    -------------------

                                  $        1,514,456
                                    ===================

(12) Stockholders' equity

     The main characteristics of stockholders' equity are described below:

     (a)  Common stock structures

          At a General Stockholders' Meeting, held on February 28, 2003 the stockholders approved the following:

          1. Cancellation of the stockholders' outstanding contribution of U.S.$ 10 million according to the resolutions of the General Stockholders' Meeting held on March 30, 2001, releasing the Company's stockholders from their obligation to make this contribution to capital. Consequently, a U.S.$ 10 million decrease was approved of the variable portion of common stock of the Company.

          2. Additional contribution to the variable portion of common stock for an amount equivalent in Mexican pesos to U.S.$ 60 million payable in cash. Consequently, it was approved to issue 2,156,184,303 shares, which will be distributed as follows:
               1,041,437,018 Series A shares Variable; 549,355,873 Series B shares Variable; 451,232,470 Series C shares Variable and 114,158,942 Series N shares, all of them with no par value. In addition the Shareholder's Meeting also resolved that all Series "B" shares were to be exchanged for either Series "A" shares, in the case of investors of Mexican nationality, or Series "C" shares, in the case of investors of non-Mexican nationality.

          3. Additional contribution to the variable portion of common stock of the Company for up to the amount equivalent in Mexican pesos to U.S.$ 200 million through the capitalization of liabilities payable to Nortel (See note 9). Consequently, it was approved to issue 250,836,980 registered shares, with no par value and no right to vote. All the shares were Series "N" shares of the Company's common stock in favor of Nortel, that when issued, will represent 9.9% of the total number of shares issued and paid of the Company's common stock.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)


          In addition, the Company entered in a subscription agreement with Nortel Networks Limited (Nortel), where Nortel agrees to subscribe for 250,836,980 nominative, non par value and non-voting Series "N" Shares for a total subscription price of $2,016,720 (U.S.$ 178.5 million). Such subscription price shall be considered to be satisfied by means of the debt capitalization as contemplated in the Restructuring Agreement (see note 9). Upon subscription of the shares, such shares represent 9.9% of the total issued and outstanding shares of the common stock of the Corporation.

          Also, the Company entered in a subscription agreements with LAIF X Sprl, Tapazeca Sprl and New Hampshire Insurance Company whereby these entities agreed to subscribe and pay for 115,068,613 Series "B" shares, and 426,843,722 Series "C" shares all of which are nominative, non par value and voting shares, and 36,181,412 Series "N" shares which are nominative, non par value and non-voting for a total subscription price of U.S.$ 16.0 million.

          The Company common stock consists of 1,253,233,984 Series "A" shares, 888,152,627 Series "C" shares and 392,320,255 series "N" shares. Series "A" and "C" shares have the right to vote, and series "N" shares have no par value and no voting rights. Series "A" is restricted to Mexican individuals or corporations.

     (b)  Stockholders' equity restrictions

          Stockholder contributions, restated as provided for in tax law, totaling of $6,923,224 may be refunded to stockholders tax-free.

          No dividends may be paid while the Company has a deficit.

(13) Commitments and contingencies

     As of March 31, 2004, there are the following commitments and contingencies:

     (a) On January 24, 2001 a contract was signed with Spectra Site Communications Mexico, S. de R.L. de C.V. (Spectra Site) which expired on January 24, 2004, to provide the Company with services to locate, construct, set up and sell sites within the Mexican territory. As part of the operation, the Company agreed to build 650 sites, subject to approval and acceptance by Spectra Site and, in turn, sell or lease them under an operating lease plan.

          On January 24, 2001, the Company received U.S.$ 13 million from Spectra Site to secure the acquisition of the 650 sites at 20,000 dollars per site. These funds are not subject to restriction per the contract for use and destination. However, the contract provides for the payment of interest at a Prime rate in favor of Spectra Site on the amount of the security corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. As of March 31, 2004, the Company has recognized a liability to cover such interest for $25,799, presenting it as a short-term liability in the balance sheet.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)


          During 2002, Spectra Site Communications filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Spectra Site for unilateral rescission of the contract. As of March 31, 2004, the trial is at a stage where evidence is being shown, and thus it is impossible to determine whether there is a contingency for the Company.

     (b) The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company's financial position and results of operations.

     (c) In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation of $30,706 and to other service providers for $36,154.

     (d) The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 1, establish certain obligations of the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main shareholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications,
          (iv) filing monthly reports about disruptions, (v) filing the services' tariff, and (vi) providing a bond.

     (e) The Company leases some equipment and facilities under operating leases. Some of these leases have renewal clauses. Lease expense for three months period ended March 31, 2004 and 2003 was $58,654 and $48,504 respectively.

          The annual payments under these leases as of March 31, 2004 are as follows:


                                                                             Contracts in:
                                                   -----------------------------------------------------------------
                                                                            Dollars                 UDIS
                                                        Pesos             (thousands)        (Investment units)
                                                   ----------------    ----------------  ---------------------------

            2004                                  $       43,213               5,218                 41,125
            2005                                          50,818               4,603                 54,833
            2006                                          37,381               3,423                 54,833
            2007                                          32,030               2,979                 54,833
            2008                                          26,978               2,646                 54,833
            Thereafter                                    65,702              13,567                 45,694
                                                                                               ---------------
                                                   ----------------    ----------------
                                                  $      256,122              32,436                306,151
                                                   ================    ================        ===============


     (f) As of March 31, 2004, the Company has placed purchase orders which are with pending delivery status from suppliers for approximately $653,304.

     (g) The Company has certain supply contracts establishing commitments to purchase en established minimum amount per year. These contracts are for a term of three years.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)



(14) Subsequent events

     On April 20, 2004 Axtel and Airspan entered, into a Amendment Agreement No. 2 to the Purchase and License Agreement of Fixed Wireless Access Equipment and the Technical Assistance Support Services Agreement, both dated March 20, 2004, by virtue of which the Parties agreed to: (i) reduce the prices of (a) the Fixed Wireless Access Equipment (RSS customer premise equipment and the radio base station equipment) and (b) the Technical and Support Services for years 2004 and 2005; (ii) eliminate Axtel's obligation to provide a payment guarantee under such Agreements, (iii) improve the delivery times of the equipments; (iv) create a single unit of RSS (customer premise equipment) which shall be available by April 1st, 2005 which will be sell at a lower price in comparison of the current RSS customer premise equipment; and (v) cancel Axtel's purchase commitments of years 2005, 2006 and 2007 established under such Agreements and to replace such commitments with two new commitments, one for U.S.$ 55.0 million to purchase Fixed Wireless Access Equipment commencing April 20, 2004 and ending on December 31st, 2005 and the second commitment for the amount of U.S.$ 10.0 million to purchase any Airspan's product, commencing January 1st, 2006 and ending on May 1st, 2006.

(15) Differences between Mexican and United States accounting principles

     The consolidated financial statements of the Company are prepared according to accounting principles generally accepted in Mexico (Mexican GAAP), which differ in certain significant respects from those applicable in the United States (U.S. GAAP).

     The consolidated financial statements under Mexican GAAP include the effects of inflation provided for by Bulletin B-10, whereas the financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliation does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican inflationary economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)



     The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net loss and stockholders' equity as of March 31, 2004 and 2003 is presented below, with an explanation of the adjustments.


                                                                                              (Unaudited)
                                                                                      Three months ended March 31,
                                                                                   --------------- -- ----------------
                                                                                        2004               2003
                                                                                   --------------- -- ----------------

       Net income reported under Mexican GAAP ...............................   $         31,977           1,174,324
                                                                                   ---------------    ----------------

       Approximated U.S. GAAP adjustments
       1. Deferred income taxes (see 15a)....................................             18,270             431,945
       2. Amortization of pre-operating expenses, net (see 15c)..............              8,193               8,982
       3. Deferred revenues (see 15b)........................................              2,863              12,714
       4. Allowance for post retirement benefits (see 15d)...................                435                 324
       5. Deferred financing cost amortization (see 15f).....................            -                    13,498
       6. Interest capitalization (see 15e)..................................               (396)               (304)
       7. Gain in the forgiveness of debt (see 15g)..........................            -                 1,301,168
                                                                                   ---------------    ----------------
       Total approximate U.S. GAAP adjustments...............................             29,365           1,768,327
                                                                                   ---------------    ----------------

       Approximate net income under U.S. GAAP................................   $         61,342           2,942,651
                                                                                   ===============    ================



                                                                                   (Unaudited)
                                                                                    March 31,             December 31,
                                                                                   --------------- -- -----------------
                                                                                        2004               2003
                                                                                   --------------- -- ---------------

       Total stockholders' equity reported under Mexican GAAP................  $       5,492,435          5,468,227
                                                                                   ---------------    ---------------

       Approximate U.S. GAAP adjustments
       1. Deferred income taxes (see 15a)....................................           (241,575)          (256,018)
       2. Pre-operating expenses (see 15c)..................................c           (195,137)          (203,330)
       3. Deferred revenues (see 15b)........................................            (71,680)           (74,543)
       4. Allowance for post retirement benefits (see 15d)...................            (27,184)           (27,619)
       5. Interest capitalization (see 15e)..................................             24,753             25,149
                                                                                   ---------------    ---------------
       Total approximate U.S. GAAP adjustments...............................           (510,823)          (536,361)
                                                                                   ---------------    ---------------
       Total approximate stockholders' equity under U.S. GAAP................  $       4,981,612          4,931,866
                                                                                   ===============    ===============

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)



     The term "SFAS" as used in this document refers to Statement of Financial Accounting Standards.

     (a)  Deferred income taxes and employee's statutory profit sharing

          Deferred income taxes are accounted for under the asset and liability method. All of the Company's pretax income (loss) and reported income tax (expense) benefit is derived from domestic operations.

          Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, which can be reasonably presumed to result in a future liability or benefit, with no indication that the liabilities or benefits will not materialize.

          For U.S. GAAP purposes, the Company accounts for income taxes and employee statutory profit sharing under SFAS 109 "Accounting for Income Taxes," which uses the asset and liability method to account for deferred tax assets and liabilities. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of "temporary differences," by applying the enacted statutory tax rates applicable to future years to the differences between the book amounts of the financial statements and the tax bases of existing assets and liabilities and the tax loss carryforwards. The amount of deferred income taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos. The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.

          The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of March 31, 2004 and December 31, 2003 for U.S. GAAP are presented below:


                                                                                  (Unaudited)
                                                                                   March 31,                December 31,
                                                                                        2004                    2003
                                                                                        ----                    ----
          Deferred tax assets:
          Net operating loss carryforwards................................... $            484,610                 507,491
          Allowance for doubtful accounts and write-off......................              174,878                 176,204
          Deferred revenues..................................................               23,654                  25,344
          Seniority premium and allowance for
             post retirement benefits........................................                9,314                   8,837
          Accrued vacations..................................................                2,495                   2,495
          Accrued liabilities................................................               22,199                  22,934
          Tax on assets......................................................                8,343                   8,343
          Fair value of derivative instruments...............................                3,827               -
                                                                                  ------------------     -------------------

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)







                  Total gross deferred tax assets............................              729,320                 751,648

          Less valuation allowance...........................................              (339,718)               (361,335)
                                                                                  ------------------     -------------------

                  Net deferred tax assets....................................              389,602                 390,313
                                                                                  ------------------     -------------------

          Deferred tax liabilities:
          Property, systems and equipment ...................................              217,141                 227,395
          Telephone concession rights........................................              161,224                 155,475
          Other assets.......................................................                3,591               -
          Inventories........................................................                7,646                   7,443
                                                                                  ------------------     -------------------

                  Total deferred tax liabilities.............................              389,602                 390,313
                                                                                  ------------------     -------------------

          Net deferred tax liabilities under U.S. GAAP                                   -                       -
          Less net deferred assets recognized
               under Mexican GAAP............................................              241,575                 256,018
                                                                                  ------------------     -------------------

          U.S. GAAP adjustment to stockholders' equity....................... $            (241,575)               (256,018)
                                                                                  ==================     ===================


          In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Since the Company has not generated taxable income in its three years of operations, a deferred tax asset valuation allowance of $339,718 and $361,335 as of March 31, 2004 and December 31, 2003, respectively, was recorded for U.S. GAAP. This represents a decrease in the valuation allowance of $(21,617) and $(509,037) for the three months ended March 2004 and the year ended December 31, 2003.

     (b)  Revenue recognition

          On December 3, 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to U.S. GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

          a) there is persuasive evidence of an agreement;

          b)   the delivery was made or the services rendered;

          c)   the sales price to the purchaser is fixed or determinable; and

          d)   collection is reasonable assured.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)



          SAB 101, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 101 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

          One of the examples provided by SAB 101 is activation revenues from telecommunication services. The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

          Based on the provisions and interpretations of SAB 101, for purposes of the U.S. GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company experience. The net effect of the deferral and amortization is presented in the above U.S. GAAP reconciliation.

     (c)  Start-up costs

          In April 1998, the AICPA issued Statement of Position 98-5, "Report of Start-up Costs" (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred. SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998. Under Mexican GAAP, this type of costs is recognized as a deferred asset and amortized over a period of 10 years. The Company has reversed the amortization of $8,193 and $8,982 in March 31, 2004 and 2003, as shown in the U.S. GAAP reconciliation, and has reduced stockholders' equity by $195,137 and $203,330 to write off the unamortized balance at March 31, 2004 and December 31, 2003.

     (d)  Other employee benefits

          Severance

          Under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution of pension benefits, in which case, they should be considered as a pension plan. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. The Company recognized an accrual amounting to $27,184 and $27,619 as of March 31, 2004 and December 31, 2003, respectively.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)



     (e)  Capitalized interest

          Under Mexican GAAP, the Company capitalizes interest on property, systems and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that result from the related debt, and less (iii) the monetary position result recognized on the related debt. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets.

          The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP, derived from borrowings denominated in foreign currency.

     (f)  Deferred financing cost amortization

          Under Mexican GAAP, the Company amortizes deferred financing cost under the straight-line method over the life of the related debt. For U.S. GAAP, this cost is amortized on the interest method over the life of the related debt.

     (g)  Gain on the forgiveness of debt

          On March 20, 2003, the Company entered into a debt-restructuring agreement with Nortel Networks Limited and Nortel Networks de Mexico (Nortel). The Company paid Nortel U.S.$ 125.2 million in cash, issued a new note for U.S.$ 24.2 million and capitalized U.S.$ 178.5 million in exchange for 250,836,980 series N shares of capital stock to settled all the debt outstanding with Nortel as of the date of the transaction.

          For U.S. GAAP, and as required by SFAS 15 "Accounting for Debtors and Creditors for Troubled Debt Restructurings", the equity provided by Company to Nortel was recorded at the fair market value resulting in a net gain on the forgiveness of the debt of approximately $3,189,366.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)


     (h)  Guaranteed debt

          On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S.$ 175 million (2,028 million pesos) maturing on December 15, 2013. Interest on the notes are payable semiannually at annual rate of 11%, beginning on June 15, 2004.

          Each of the Company's consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured. Each of the subsidiary guarantors is 99.99% owned by Axtel, S.A. de C.V. All guarantees are full and unconditional and are joint and several. Axtel is eligible, under Adopting Release (nos. 33-7878 and 34-43124) and a no-action request letter, to present the condensed consolidation financial information of Impulsora, Instalaciones and Servicios in this note in accordance with Rule 3-10
          (f) of Regulation S-X.

          For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column, "Axtel" corresponds to the parent company issuer. The second column, "Combined Guarantors", represents the combined amounts of Instalaciones, Impulsora and Servicios, after adjustments and eliminations relating to their combination. The third column, "Adjustments and Eliminations", includes all amounts resulting from the consolidation of Axtel, and the guarantors. The fourth column, "Axtel Consolidated", represents the Company's consolidated amounts as reported in the consolidated financial statements. Additionally, all amounts presented under the line item "Investments in subsidiaries" for both the balance sheet and the income statement are accounted for by the equity method.

          The condensed consolidating financial information is as follows:


     Condensed consolidating balance sheets:
                                                                                              Adjustments
     (Unaudited)                                                             Combined             and             Axtel
     As of March 31, 2004                                   Axtel           Guarantors       Eliminations     Consolidated
     -----------------------------------------------    ---------------------------------------------------------------------

     Current assets                                  $       1,695,694              95,358         (91,440)        1,699,612
     Property, systems and equipment, net                    5,254,830               9,743          (1,610)        5,262,963
     Deferred charges                                        1,145,705               5,622           -             1,151,327
     Investment in subsidiaries                                 20,912             -               (20,912)           -
     Other non current assets                                  117,785                 165           -               117,950
                                                        ---------------  ------------------ ---------------- ----------------

         Total assets                                $       8,234,926             110,888        (113,962)        8,231,852
                                                        ---------------  ------------------ ---------------- ----------------

     Current liabilities                             $         762,671              86,442         (91,440)          757,673
     Long-term debt                                          1,977,975             -                 -             1,977,975
     Other non-current liabilities                               1,845               1,924           -                 3,769
                                                        ---------------  ------------------ ---------------- ----------------

         Total liabilities                                   2,742,491              88,366         (91,440)        2,739,417
                                                        ---------------  ------------------ ---------------- ----------------

     Total stockholders equity                               5,492,435              22,522         (22,522)        5,492,435
                                                        ---------------  ------------------ ---------------- ----------------

     Total liabilities and stockholders equity       $       8,234,926             110,888        (113,962)        8,231,852
                                                        ---------------  ------------------ ---------------- ----------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)



                                                                                                     Adjustments
                                                                                    Combined             and              Axtel
     As of December 31, 2003                                       Axtel           Guarantors        Eliminations     Consolidated
     ------------------------------------------------------    ---------------  ------------------ ----------------- ---------------

     Current assets                                         $       1,684,267              94,825          (92,280)        1,686,812
     Property, systems and equipment, net                           5,267,213               9,996           (1,767)        5,275,442
     Deferred charges                                               1,179,904               6,338            -             1,186,242
     Investment in subsidiaries                                        21,195             -                (21,195)           -
     Other non current assets                                         110,830                 168            -               110,998
                                                               ---------------  ------------------ ----------------- ---------------

         Total assets                                       $       8,263,409             111,327         (115,242)        8,259,494
                                                               ---------------  ------------------ ----------------- ---------------

     Current liabilities                                    $         736,603              86,333          (92,280)          730,656
     Long-term debt                                                 2,056,372             -                  -             2,056,372
     Other non-current liabilities                                      2,207               2,032            -                 4,239
                                                               ---------------  ------------------ ----------------- ---------------

         Total liabilities                                          2,795,182              88,365          (92,280)        2,791,267
                                                               ---------------  ------------------ ----------------- ---------------

     Total stockholders equity                                      5,468,227              22,962          (22,962)        5,468,227
                                                               ---------------  ------------------ ----------------- ---------------

     Total liabilities and stockholders equity              $       8,263,409             111,327         (115,242)        8,259,494
                                                               ---------------  ------------------ ----------------- ---------------

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)



     Condensed consolidating income statements:

                                                                                                Adjustments
     (Unaudited)                                                              Combined              and               Axtel
     For the three-month period ended March 31, 2004          Axtel          Guarantors        Eliminations        Consolidated
     -------------------------------------------------  ------------------ ----------------  ------------------ -------------------

     Rental, installation, service and other revenues $          865,117          205,121            (205,121)          865,117
     Costs of sales and services                                (269,063)        -                     -               (269,063)
     Selling and administrative expenses                        (295,515)        (204,661)            205,121          (295,055)
     Depreciation and amortization                              (230,328)            (106)             -               (230,434)
     Operating income                                             70,211              354              -                 70,565
     Comprehensive financing result, net                         (34,256)            (492)                274           (34,474)
     Other income, net                                            13,859               571               (274)           14,156
     Income tax                                                  (17,554)            (716)             -                (18,270)
     Investment in subsidiaries                                     (283)           -                     283            -
                                                        ------------------ ----------------  ------------------ -------------------
     Net income (loss)                                $           31,977             (283)                283            31,977
                                                        ------------------ ----------------  ------------------ -------------------

                                                                                                Adjustments
     (Unaudited)                                                              Combined              and               Axtel
     For the three-month period ended March 31, 2003          Axtel          Guarantors        Eliminations        Consolidated
     -------------------------------------------------  ------------------ ----------------  ------------------ -------------------

     Rental, installation, service and other revenues $          675,377          197,127            (197,127)          675,377
     Costs of sales and services                                (193,983)        -                     -               (193,983)
     Selling and administrative expenses                        (280,130)        (188,425)            197,127          (271,428)
     Depreciation and amortization                              (212,871)            (101)             -               (212,972)
     Operating (loss) income                                     (11,607)           8,601              -                  (3,006)
     Comprehensive financing result, net                        (282,624)            (529)                375           (282,778)
     Other income (expenses), net                              1,900,130           (7,702)               (375)        1,892,053
     Income tax                                                 (431,940)              (5)             -                (431,945)
     Investment in subsidiaries                                      365            -                    (365)           -
                                                        ------------------ ----------------  ------------------ -------------------
     Net income (loss)                                $        1,174,324              365                (365)        1,174,324
                                                        ------------------ ----------------  ------------------ -------------------

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)


     Condensed consolidating statements of changes in financial position:


                                                                                                 Adjustments
     (Unaudited)                                                                  Combined           and             Axtel
     For the three-month period ended March 31, 2004                Axtel        Guarantors     Eliminations      Consolidated
     ---------------------------------------------------------- --------------  -------------- ---------------- -----------------

     Operating activities:
        Net income (loss)                                     $       31,977            (283)             283            31,977
        Non-cash items                                               248,165             822             (283)          248,704
                                                                --------------  -------------- ---------------- -----------------
              Resources provided by (used in) operations             280,142             539            -               280,681
        Net (investment in) financing from operations               (182,743)            439             (340)         (182,644)
                                                                --------------  -------------- ---------------- -----------------
              Resources provided by operations, net                   97,399             978             (340)           98,037
                                                                --------------  -------------- ---------------- -----------------

     Financing activities:
        Increase in common stock                                     -                  -               -              -
        Additional paid-in capital                                   -                  -               -              -
        Loans payments, net                                          (70,083)           (340)             340           (70,083)
        Others                                                        (2,620)           -               -                (2,620)
                                                                --------------  -------------- ---------------- -----------------
              Resources used in financing activities                 (72,703)           (340)             340           (72,703)
                                                                --------------  -------------- ---------------- -----------------

     Investing activities:
        Acquisition and construction of property, systems and
          equipment, net                                            (193,941)            (11)           -              (193,952)
        Investment in subsidiaries
        Other assets                                                 (10,486)              3            -               (10,483)
                                                                --------------  -------------- ---------------- -----------------
              Resources used in investing activities                (204,427)             (8)                          (204,435)
                                                                --------------  -------------- ---------------- -----------------

     (Decrease) increase in cash and equivalents                    (179,731)            630            -              (179,101)
     Cash and equivalents at the beginning of the year             1,028,721             461            -             1,029,182
                                                                --------------  -------------- ---------------- -----------------
     Cash and equivalents at the end of the year              $      848,990           1,091            -               850,081
                                                                --------------  -------------- ---------------- -----------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)




                                                                                                 Adjustments
     (Unaudited)                                                                  Combined           and             Axtel
     For the three-month period ended March 31, 2003                Axtel        Guarantors     Eliminations      Consolidated
     ---------------------------------------------------------- --------------  -------------- ---------------- -----------------

     Operating activities:
        Net income                                            $    1,174,324             365             (365)        1,174,324
        Non-cash items                                            (1,249,076)            106              365        (1,248,605)
                                                                --------------  -------------- ---------------- -----------------
            Resources used in operations                             (74,752)            471            -               (74,281)
         Net financing from (investment in) operations                17,107          (1,212)            (252)           15,643
                                                                --------------  -------------- ---------------- -----------------
            Resources used in operations, net                        (57,645)           (741)            (252)          (58,638)
                                                                --------------  -------------- ---------------- -----------------

     Financing activities:
        Increase in common stock                                   2,742,435            -               -             2,742,435
        Additional paid-in capital                                    (9,433)           -               -                (9,433)
        Proceeds from (loans payments), net                       (2,463,641)           (254)             252        (2,463,643)
        Others                                                        29,856            -               -                29,856
                                                                --------------  -------------- ---------------- -----------------
            Resources provided by (used in) financing                299,217            (254)             252           299,215
            activities

     Investing activities:
        Acquisition and construction of property, systems and
          equipment, net                                             (86,417)           -               -               (86,417)
        Investment in subsidiaries
        Other assets                                                    (295)           (366)           -                  (661)
                                                                --------------  -------------- ---------------- -----------------
            Resources used in investing activities                   (86,712)           (366)           -               (87,078)
                                                                --------------  -------------- ---------------- -----------------

     Increase in cash and equivalents                                154,860          (1,361)           -               153,499
     Cash and equivalents at the beginning of the year               330,742           1,479            -               332,221
                                                                --------------  -------------- ---------------- -----------------
     Cash and equivalents at the end of the year              $      485,602             118            -               485,720
                                                                --------------  -------------- ---------------- -----------------

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)


     The tables below present combined balance sheets as of March 31, 2004 and December 31, 2003, and income statements and statements of changes in financial position for each of the three-month periods ended March 31, 2004 and March 31, 2003 for the Guarantors. Such information presents in separate columns each individual Guarantor, combination adjustments and eliminations, and the combined guarantors. All significant related parties balances and transactions between the Guarantors have been eliminated in the "Combined Guarantors" column.

     The amounts presented in the column "Combined Guarantors" are readily comparable with the information of the Guarantors included in the condensed consolidating financial information.

     Guarantors' Combined Balance Sheets:

     (Unaudited)
     As of  March 31, 2004
     ------------------------------------                                                   Adjustments
                                                                             Servicios          and          Combined
                 Assets                    Icosa        Inmobiliaria            Axtel       Eliminations     Guarantors
                                          ------------ ------------------- --------------  -------------- ----------------

     Cash and cash equivalents          $        245                  13            833         -                  1,091
     Accounts receivable                          33           -                    120         -                    153
     Related parties receivables               5,771           -                 76,753           (575)           81,949
     Refundable taxes and other
        accounts receivable                    1,014               1,334          9,817         -                 12,165
                                          ------------ ------------------- --------------  -------------- ----------------

         Total current assets                  7,063               1,347         87,523           (575)           95,358
                                          ------------ ------------------- --------------  -------------- ----------------

     Property, systems and equipment,
     net                                      -                    9,732             11         -                  9,743
     Deferred income taxes                         7           -                  5,994           (379)            5,622
     Other                                       165           -                -               -                    165
                                          ------------ ------------------- --------------  -------------- ----------------

         Total non current assets                172               9,732          6,005           (379)           15,530
                                          ------------ ------------------- --------------  -------------- ----------------

     Total assets                       $      7,235              11,079         93,528           (954)          110,888
                                          ------------ ------------------- --------------  -------------- ----------------

     Liabilities and Stockholders Equity

     Account payable and accrued
        liabilities                     $         42           -                  9,917         -                  9,959
     Taxes payable                             2,597           -                 36,719         -                 39,316
     Related parties payables                 -                    8,732        -                 (575)            8,157
     Other accounts payable                    1,296           -                 27,714         -                 29,010
                                          ------------ ------------------- --------------  -------------- ----------------

         Total current liabilities             3,935               8,732         74,350           (575)           86,442
                                          ------------ ------------------- --------------  -------------- ----------------

     Deferred income tax                      -                      379        -                 (379)         -
     Others                                      277           -                  1,647         -                  1,924
                                          ------------ ------------------- --------------  -------------- ----------------

         Total liabilities                     4,212               9,111         75,997           (954)           88,366
                                          ------------ ------------------- --------------  -------------- ----------------

     Stockholders' equity                      3,078               1,689         18,038         -                 22,805
     Net (loss) income                           (55)                279          (507)         -                   (283)
                                          ------------ ------------------- --------------  -------------- ----------------

     Total stockholders equity                 3,023               1,968         17,531         -                 22,522
                                          ------------ ------------------- --------------  -------------- ----------------

     Total liabilities and stockholders
     equity                             $      7,235              11,079         93,528           (954)          110,888
                                          ------------ ------------------- --------------  -------------- ----------------

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)


     As of December 31, 2003
     ------------------------------------
                                                                                           Adjustments
                                                                             Servicios         and           Combined
                   Assets                    Icosa        Inmobiliaria         Axtel       Eliminations     Guarantors
                                          ------------ ------------------- -------------- --------------- ----------------

     Cash and cash equivalents          $        161                  13            287         -                    461
     Accounts receivable                          34           -                     98         -                    132
     Related parties receivables               5,397           -                 77,614           (584)           82,427
     Refundable taxes and other
       accounts receivable                       998               1,355          9,452         -                 11,805
                                          ------------ ------------------- -------------- --------------- ----------------

         Total current assets                  6,590               1,368         87,451           (584)           94,825
                                          ------------ ------------------- -------------- --------------- ----------------

     Property, systems and equipment,
     net                                      -                    9,996        -               -                  9,996
     Deferred income taxes                         3           -                  6,771           (436)            6,338
     Other                                       168           -                -               -                    168
                                          ------------ ------------------- -------------- --------------- ----------------

         Total non current assets                171               9,996          6,771           (436)           16,502
                                          ------------ ------------------- -------------- --------------- ----------------

     Total assets                       $      6,761              11,364         94,222         (1,020)          111,327
                                          ------------ ------------------- -------------- --------------- ----------------

     Liabilities and stockholders'
     equity

     Account payable and accrued
     liabilities                        $        165           -                  8,584         -                  8,749
     Taxes payable                             2,789           -                 48,442         -                 51,231
     Related parties payables                 -                    9,081        -                 (584)            8,497
     Other accounts payable                      448           -                 17,408         -                 17,856
                                          ------------ ------------------- -------------- --------------- ----------------

         Total current liabilities             3,402               9,081         74,434           (584)           86,333
                                          ------------ ------------------- -------------- --------------- ----------------

     Deferred income tax                      -                      436        -                 (436)         -
     Others                                      281           -                  1,751         -                  2,032
                                          ------------ ------------------- -------------- --------------- ----------------

         Total liabilities                     3,683               9,517         76,185         (1,020)           88,365
                                          ------------ ------------------- -------------- --------------- ----------------

     Stockholders' equity                      3,824               1,513         21,112         -                 26,449
     Net (loss) income                          (746)                334         (3,075)        -                 (3,487)
                                          ------------ ------------------- -------------- --------------- ----------------

     Total stockholders equity                 3,078               1,847         18,037         -                 22,962
                                          ------------ ------------------- -------------- --------------- ----------------

     Total liabilities and stockholders
        equity                          $      6,761              11,364         94,222         (1,020)          111,327
                                          ------------ ------------------- -------------- --------------- ----------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)




     Guarantors' Combined Income Statements:


                                                                                                    Adjustments
     (Unaudited)                                                                    Servicios           and         Combined
     For the three-month period ended March 31, 2004   Icosa       Inmobiliaria       Axtel         Eliminations   Guarantors
     ---------------------------------------------- ------------ ---------------- --------------- --------------  --------------

     Rental and service revenues                  $    12,836              483         191,802           -            205,121

     Administrative expenses                           (12,836)         -              (191,825)         -            (204,661)
     Depreciation and amortization                       -                 (106)        -                -                (106)
                                                    ------------ ---------------- --------------- --------------  --------------

          Operating  income (loss)                       -                 377              (23)         -                354
                                                    ------------ ---------------- --------------- --------------  --------------

     Comprehensive financing result, net                   (65)            (155)           (272)         -                (492)
                                                    ------------ ---------------- --------------- --------------  --------------

     Other income, net                                      7            -                 564           -                571
                                                    ------------ ---------------- --------------- --------------  --------------

        (Loss) income before income taxes and
          employee statutory profit sharing                (58)            222             269           -                433
                                                    ------------ ---------------- --------------- --------------  --------------

          Total income tax and employee
             statutory profit sharing benefit               3               57             (776)         -                (716)
                                                    ------------ ---------------- --------------- --------------  --------------

              Net (loss) income                   $        (55)            279             (507)         -                (283)
                                                    ------------ ---------------- --------------- --------------  --------------


                                                                                                    Adjustments
     (Unaudited)                                                                    Servicios           and         Combined
     For the three-month period ended March 31, 2003   Icosa       Inmobiliaria       Axtel         Eliminations   Guarantors
     ---------------------------------------------- ------------ ---------------- --------------- --------------  --------------


     Rental and service revenues                  $      8,964              503         187,660        -               197,127

     Administrative expenses                            (8,879)         -              (179,546)       -              (188,425)
     Depreciation and amortization                      -                  (101)        -              -                 (101)
                                                    ------------ ---------------- --------------- --------------  --------------

          Operating income                                  85              402           8,114        -                 8,601
                                                    ------------ ---------------- --------------- --------------  --------------

     Comprehensive financing result, net                   (46)            (259)           (224)       -                  (529)
                                                    ------------ ---------------- --------------- --------------  --------------

     Other expenses, net                                   (85)        -                 (7,617)       -                (7,702)
                                                    ------------ ---------------- --------------- --------------  --------------

        (Loss) income before income taxes and
           employee statutory profit sharing               (46)             143             273        -                   370
                                                    ------------ ---------------- --------------- --------------  --------------

          Total income tax and employee
            statutory profit sharing                      (171)              42             124        -                    (5)
                                                    ------------ ---------------- --------------- --------------  --------------

              Net (loss) income                   $       (217)             185             397        -                   365
                                                    ------------ ---------------- --------------- --------------  --------------

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)



     Guarantors'   Combined  Statements  of  Changes  in  Financial
     Position:


                                                                                                    Adjustments
     (Unaudited)                                                                    Servicios           and         Combined
     For the three-month period ended March 31, 2004   Icosa       Inmobiliaria       Axtel         Eliminations   Guarantors
     ---------------------------------------------- ------------ ---------------- --------------- --------------  --------------

     Operating activities:
        Net (loss) income                         $        (55)             279            (507)         -                (283)
        Non-cash items                                      (3)              49             776          -                 822
                                                   ------------- ---------------- --------------- --------------  --------------

            Resources (used in) provided by
              operations                                   (58)             328             269          -                 539

            Net financing from operations                  139               12             288          -                 439
                                                   ------------- ---------------- --------------- --------------  --------------

            Resources provided by operations, net           81              340             557          -                 978
                                                   ------------- ---------------- --------------- --------------  --------------

     Financing activities:
        Increase in common stock                         -               -               -               -               -
        Loans payment, net                               -                 (340)         -               -                (340)
                                                   ------------- ---------------- --------------- --------------  --------------

     Resources used in financing activities              -                 (340)         -               -                (340)
                                                   ------------- ---------------- --------------- --------------  --------------

     Investing activities:
        Property, system and equipment, net              -               -                  (11)         -                 (11)
        Other assets                                         3           -               -               -                   3
                                                   ------------- ---------------- --------------- --------------  --------------

            Resources used in investing activities           3           -                  (11)         -                  (8)
                                                   ------------- ---------------- --------------- --------------  --------------

     Increase in cash and equivalents                       84           -                  546          -                 630

     Cash and equivalents at the beginning of the
        year                                               161               13             287          -                 461
                                                   ------------- ---------------- --------------- --------------  --------------

     Cash and equivalents at the end of the year  $        245               13             833          -               1,091
                                                   ------------- ---------------- --------------- --------------  --------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)



                                                                                                    Adjustments
     (Unaudited)                                                                    Servicios           and         Combined
     For the three-month period ended March 31, 2003   Icosa       Inmobiliaria       Axtel         Eliminations   Guarantors
     ---------------------------------------------- ------------ ---------------- --------------- --------------  --------------

     Operating activities:
        Net income (loss)                         $       (217)             185             397        -                   365
        Non-cash items                                     171               59            (124)       -                   106
                                                   ------------- ---------------- --------------- --------------  --------------

          Resources (used in) provided by
            operations                                     (46)             244             273        -                   471

           Financing from (investment in)
             operations, net                               451                9          (1,672)         -              (1,212)
                                                   ------------- ---------------- --------------- --------------  --------------

          Resources provided by (used in)
            operations, net                                405              253          (1,399)         -                (741)
                                                   ------------- ---------------- --------------- --------------  --------------

     Financing activities:
        Increase in common stock                        -                -                -              -               -
        Loans payments, net                             -                 (254)           -              -                (254)
                                                   ------------- ---------------- --------------- --------------  --------------

          Resources used in financing activities        -                 (254)           -              -                (254)
                                                   ------------- ---------------- --------------- --------------  --------------

     Investing activities:
        Other assets                                      (366)        -                  -              -                (366)
                                                   ------------- ---------------- --------------- --------------  --------------

          Resources used in investing activities          (366)        -                  -              -                (366)
                                                   ------------- ---------------- --------------- --------------  --------------

     Increase (decrease) in cash and equivalents            39               (1)         (1,399)         -              (1,361)

     Cash and equivalents at the beginning of the
        year                                                79               52           1,348          -               1,479
                                                   ------------- ---------------- --------------- --------------  --------------

     Cash and equivalents at the end of the year  $        118               51             (51)         -                 118
                                                   ------------- ---------------- --------------- --------------  --------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)



     Guarantors - U.S. GAAP reconciliation of net income and stockholders' equity:

     As discussed at the beginning of this note 15, the following reconciliation to U.S. GAAP does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

     The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net loss and stockholders' equity as of March 31, 2004, December 31, 2003 and March 31, 2003 is presented below, with an explanation of the adjustments.

                                                                                                  (Unaudited)
                                                                                       -----------------------------------
                                                                                            Three-month period ended
                                                                                       -----------------------------------
                                                                                            2004                2003
                                                                                       --------------- --- ----------------

       Net (loss) income reported under Mexican GAAP .............................  $          (283)                    365
                                                                                       ---------------     ----------------

       Approximated U.S. GAAP adjustments
       1. Deferred income taxes (A)...............................................              716                       5
       2. Allowance for post retirement benefits (B)..............................              435                     324
                                                                                       ---------------     ----------------
       Total approximate U.S. GAAP adjustments....................................            1,151                     329
                                                                                       ---------------     ----------------
       Approximate net income under U.S. GAAP.....................................  $           868                     694
                                                                                       ===============     ================




                                                                                         (Unaudited)
                                                                                        ---------------
                                                                                         Three-month         Year ended
                                                                                        period ended
                                                                                          March 31          December 31
                                                                                        --------------- -- ----------------
                                                                                             2004               2003
                                                                                        --------------- -- ----------------

       Total stockholders' equity reported under Mexican GAAP.....................  $         22,522               22,962
                                                                                        ---------------    ----------------

       Approximate U.S. GAAP adjustments
       1. Deferred income taxes (A)...............................................             (5,622)             (6,338)
       2. Allowance for post retirement benefits (B)..............................             (27,184)           (27,619)
                                                                                        ---------------    ----------------
       Total approximate U.S. GAAP adjustments....................................             (32,806)           (33,957)
                                                                                        ---------------    ----------------
       Total approximate stockholders' deficit under U.S. GAAP....................  $          (10,284)           (10,995)
                                                                                        ===============    ================


     Guarantors-Notes to the U.S. GAAP reconciliation

     A.   Deferred income taxes

     Deferred income taxes adjustment in the stockholders' equity reconciliation to U.S. GAAP, at March 31, 2004 and December 31, 2003, represented expenses of $5,622 and $6,338, respectively.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
       (Thousand pesos of constant purchasing power as of March 31, 2004)



     B.   Other employee benefits

     Severance Under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution of pension benefits, in which case, they should be considered as a pension plan. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the three-month periods ended March 31, 2004 and 2003 the Company recorded an increase in net income of $435 and $324, respectively, and recognized an accrual amounting to $27,184 and $27,619 as of March 31, 2004 and December 31, 2003, respectively.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     We provide bundled local and long distance voice services, as well as data and internet services. Our integrated service offering enables us to maximize the recurring revenue received from each customer, increasing the return achieved on our investment in infrastructure, sales and marketing and distribution. Long distance services, for example, have been a significant source of revenue, but would not be cost-effective to provide as a stand-alone service offering because of the significant downward pricing pressure on long distance services in Mexico. In addition, we believe and have found that customers prefer to purchase their telecommunications services from a single provider and receive a single bill. We believe customer loyalty is increased with the provision of additional services, resulting in a lower customer churn rate.

Revenues

     We derive our revenues from:

     o Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged an initial fee for activating the service, a flat monthly fee for basic service, a per call fee and a per minute usage fee for calls completed on a cellular line ("calling party pays calls").

     o Long distance services. We generate revenues by providing long distance services for our customers' completed calls.

     o Other services. We generate revenues by providing other services to our customers including internet, data, interconnection and dedicated private line service, as well as value-added services such as caller ID, call waiting, call forwarding and voicemail.

     The following summarizes our revenues and percentage of revenues from operations from these sources:

                                            Revenues (Constant Ps.
                                               in millions as of                    % of Revenues
                                                March 31, 2004)                three-month period ended
                                      Three-month period ended March 31,              March 31,
            Revenue Source             2004           2003       % of Change     2004          2003
            --------------             ----           ----       -----------     ----          ----
      Local calling services..       Ps. 601.4      Ps. 516.7         16.4%       69.5%        76.5%
      Long distance services..            85.5           67.7         26.3%        9.9%        10.0%
      Other services..........           178.3           91.0         95.9%       20.6%        13.5%
      Total...................       Ps. 865.1      Ps. 675.4         28.1%      100.0%       100.0%


Cost of Revenues and Operating Expenses

     Our costs are categorized as follows:

     o Cost of revenues include expenses related to the termination of our customers' cellular and long distance calls in other carriers' networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

     o Operating expenses include costs incurred in connection with general and administrative matters including compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

     o Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and the cost of spectrum licenses.

Debt Repurchase

     During the first quarter of 2003, we implemented a significant restructuring of our debt and equity and entered into agreements to replace our most significant supply contracts. From the commencement of the roll-out of our network, Nortel Networks had been our main supplier of network equipment and our most significant lender. As of December 31, 2002, our total indebtedness to Nortel Networks was US$511.5 million. After extensive negotiations, we agreed with Nortel to repurchase this debt in exchange for (i) non-voting shares of our stock representing 9.9% of our total outstanding shares, (ii) a cash payment of US$125.2 million and (iii) a promissory note in the face amount of US$24.2 million. These debt repurchase transactions resulted in a net gain for financial statement purposes of US$168.9 million recorded in March 2003 and additional shareholder's equity of US$60.0 million. Although there was no negative impact on our cash flow in terms of accrued tax liabilities in connection with these transactions, we did decrease our accumulated Net Operating Losses and tax loss carryforwards due to the financial gain. In December 2003, the promissory note in the amount of US$24.2 million in favor of Nortel was repaid in full with the net proceeds received in connection with the issuance of the outstanding notes.

     As part of the Nortel debt repurchase transaction, we renegotiated our supply arrangements with Nortel, and entered into five agreements: three agreements relating to the provision of fixed wireless access equipment, and two agreements relating to the provision of non-fixed wireless access equipment. Under such agreements, we assumed certain purchase obligations, including: (i) the obligation to purchase not less than 25,000 RSS units (customer premise equipment) in year 2003; 20,000 customer premise equipment kits in year 2004; 25,000 customer premise equipment kits in year 2005; 30,000 customer premise equipment kits in year 2006; and 35,000 customer premise equipment kits in year 2007; (ii) the obligation to purchase not less than 20 radio base station units in year 2003; 30 radio base station units in year 2004; and 20 radio base station units in each of years 2005, 2006 and 2007; (iii) the obligation to purchase a minimum amount of US$0.6 million during year 2003 and US$2.1 million during each of the following four years. In addition, as part of these agreements, we are obligated to make yearly payments of US$3.8 million for technical services regarding our fixed wireless access platform. On December 23, 2003, Airspan Communications Limited ("Airspan") acquired Nortel's fixed wireless access business, assuming Nortel's rights and obligations under some of these agreements.

     Bell Canada International Limited, or BCI, one of our founding shareholders, was also a party to a certain Technical Services Agreement and a Secondment Agreement with us. BCI has embarked upon a Canadian court ordered plan of dissolution. In connection with our on-going capital needs and BCI's plans to dissolve, we agreed to pay BCI US$13.2 million to terminate all the rights and obligations of both parties under the two agreements, including our obligation to pay fees in the future based on our financial performance, and in full settlement of any and all claims that BCI may have against us arising out of or related to the Secondment Agreement and the Technical Services Agreement that we previously entered into. Such US$13.2 million amount was evidenced by a cash payment of US$2.8 million on May 30, 2003 and three non-negotiable promissory notes: (a) US$1.1 million paid on June 30, 2003; (b) US$1.1 million paid on September 20, 2003; and (c) US$1.2 million payable on December 31, 2003. In addition, we issued in favor of BCI another promissory note with a future value of US$9.4 million payable in June 2006. Due to these transactions with BCI, we recorded an extraordinary expense of US$10.7 million. In December 2003, all these amounts owed to BCI were repaid in full with the net proceeds received in connection with the issuance of the outstanding notes.

     Finally, in connection with the foregoing transactions, on February 28, 2003 we issued a capital call to our existing shareholders for the subscription and payment of shares representing additional capital of US$60.0 million. Certain of our shareholders assigned their subscription rights with respect to such shares to some of their shareholders or members. As a result, the number of our shareholders increased from 3 to 11. However, each of our new shareholders is an indirect shareholder of ours through their equity interest in the respective holding companies of Telinor and Worldtel that own our stock. As is required under Mexican law, Mexican shareholders continue to own more than 51% of our voting stock.

Three Month Ended March 31, 2004 Compared with Three Month Ended March 31, 2003

     Revenues from Operations

     Revenues from operations increased to Ps. 865.1 million for three month period ended March 31, 2004 from Ps. 675.4 million for the same period in year 2003, an increase of Ps. 189.7 million, or 28%. The number of access lines increased to 369,231 from 300,200, an increase of 23%, and our average revenue per user decreased to Ps. 647.0 from Ps. 665.5. During the year 2003, the Company launched new and innovative commercial offers, thus allowing the Company to increase the number of lines in service, which had a favorable impact on the 2004 revenues.

     Local services. Local service revenues increased to Ps. 601.4 million for the three-month period ended March 31, 2004 from Ps. 516.7 million for the same period ended in year 2003, an increase of Ps. 84.7 million, or 16%. These increases were primarily due to higher monthly rent and cellular consumption driven by specifically targeted offers to capture high consumption customers.

     Long distance services. Long distance services revenues increased to Ps.
85.5 million for the three-month period ended March 31, 2004 from Ps. 67.7 million for the period ended March 31, 2003, an increase of Ps. 17.8 million, or 26%. This is a consequence of a higher consumption in both, domestic and international long distance.

     Other services. Revenue from other services increased to Ps. 178.3 million in the first quarter of year 2004 from Ps. 91.0 million in the same period in 2003, an increase of Ps. 87.3 million, or 96%, due to increases in both data revenues as well as increasing value added services take up.

     Cost of Revenues and Operating Expenses

     Cost of Revenues. Cost of revenues from operations increased to Ps. 269.1 million for the three-month period ended March 31, 2004 from Ps. 194.0 million registered in the same period in 2003, an increase of Ps. 75.1 million, or 39%. This growth was due primarily to a Ps. 78.6 million increase in our underlying costs related to calling party pays calls, as well as increased long distance costs due to higher consumption levels.

     Gross profit. Gross profit is defined as revenues minus costs of revenues. For the three-month period ended March 31, 2004 the gross profit accounted for Ps. 596.1 million, an increase of Ps. 114.7 million, or 24%, compared with the same period in year 2003. Our gross margin decreased to 69% of total revenues for the three-month period ended March 31, 2004 when compared to 71% of total revenues recorded in same period in year 2003.

     Operating expenses. Operating expenses for the first quarter of year 2004 grew Ps. 23.6 million totaling Ps. 295.1 million. During the same period of year 2003 this amount was Ps. 271.4 million. This increase was attributable primarily to increases in salaries, rents and maintenance which were partially offset by an uncollectible reserve reduction.

     Depreciation and Amortization. Depreciation and amortization from continuing operations increased to Ps. 230.4 million for the three-month period ended March 31, 2004 from Ps. 213.0 million for the same period in year 2003, an increase of Ps. 17.5 million, or 8%. This increase in depreciation and amortization reflects the Company's growth and investments.

     Operating income (loss). Due to the factors previously described, operating income increased to Ps. 70.6 million for the three-month period ended March 31, 2004 compared to an operating loss of Ps. 3.0 million for the same period in year 2003.

     Comprehensive financial result. The comprehensive financial loss was Ps.
34.5 million for the first quarter of year 2004, compared to a comprehensive financial loss of Ps. 282.8 million for the same period in year 2003. The following table illustrates the comprehensive financial results:



       Comprehensive Financial Result Comparison
                                                 Three-month period ended March 31,          % of
       Description                                    2004                 2003             Change
       -------------------------------------- --------------------- -------------------- -------------
       Interest expense                            Ps. (66.6)             Ps.   (98.4)             32.3%
       Interest income                                    5.1                   7.3               -29.6%
       Foreign exchange gain (loss), net                 10.7                (257.3)              N/A
       Monetary position gain                            16.3                  65.5               -75.2%
       ====================================== ===================== ==================== =============
       Total                                        Ps. (34.5)          Ps.   (282.8)              87.8%


     The main impact in the comprehensive financial result is due to the exchange gain as a result of the 0.7% appreciation of the Peso against the US dollar that took place during the three-month period ended March 31, 2004 compared to 4.4% depreciation during the same period of 2003. The exchange gain for the three-month period ended March 31, 2004 was Ps. 10.7 million compared to an exchange loss of Ps. 257.3 million in the same period of 2003.

     Net Income (loss). We registered a net income of Ps. 32.0 million for the three-month period ended March 31, 2004 vs. Ps. 1,174.3 million recorded in the three-month period ended March 31, 2003. The three-month period ended March 31, 2003 result is primarily affected by the financial gain obtained in the completion of our debt repurchase operation.

Liquidity and Capital Resources

     Historically we have relied primarily on vendor financing, private equity contributions, internal cash from operations and the proceeds from bank debt to fund our operations, capital expenditures and working capital requirements. After giving effect to the offering of the outstanding notes and the net proceeds therefrom, we believe that we will be able to meet our debt service obligations and fund our operating requirements in the future with cash flow from operations, although no assurance can be given in this regard. We will continue to focus on investments in fixed assets and working capital management, including the collection of accounts receivable and management of accounts payable.

     At March 31, 2004, we had cash and cash equivalents of Ps. 850.1 million compared to cash and cash equivalents of Ps. 485.7 million in the same period of year 2003.

     Net cash provided by operating activities for the three-month period ended March 31, 2004 was Ps. 98.0 million coming from a Ps. (58.6) million registered in the same period of year 2003.

     Net cash used in investing activities was Ps. 204.4 million for the first Quarter of year 2004 compared to Ps. 87.1million recorded in the same period of year 2003. These cash flows primarily reflect investments in fixed assets of Ps.
194.0 million and Ps. 86.4 million for the three-month period ended March 31, 2004 and 2003, respectively.

     Net cash provided by (used in) financing activities from continuing operations was Ps. (72.7) million and Ps. 299.2 million for the three-month period ended March 31, 2004 and 2003, respectively. The effect reflected in the first quarter of year 2003 was primarily due to the debt repurchase operation which took place in March 2003.

     We expect to make additional investments in future periods as we selectively expand our network into other areas of Mexico in order to exploit market opportunities as well as to maintain our existing network and facilities.

     Capitalization of preoperating expenses

     We commenced commercial operations in June 1999. As permitted under Mexican GAAP, during our preoperating stage we were able to capitalize all of our general and administrative expenses and our net comprehensive cost of financing.

     Beginning in June 1999, we are required to amortize all previously capitalized general and administrative expenses and to depreciate all previously capitalized net comprehensive cost of financing. These capitalized preoperating expenses are amortized on a straight-line basis for a period not exceeding ten years.

     Summary of contractual obligations

     The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.

                                                               Less than                                  More than 5
                                                  Total         1 year       1-3 years      3-5 years        years
                                                                 pro forma, payments due by period
                                                                         (US$ in millions)
Contractual obligations:
Debt maturing within one year..........            13.5           13.5           --            --             --
Long-term debt.........................           177.3           --              2.3          --            175.0
Operating leases.......................             5.0            3.5            1.5           0.0           --
Nortel/Airspan.........................            62.4           14.6           32.8          15.0           --
Total contractual cash obligation......           258.2           31.6           36.6          15.0          175.0


US GAAP Reconciliation

     We describe below the principal differences between Mexican GAAP and US GAAP. See Note 15 to the unaudited consolidated financial statements for reconciliation to US GAAP of shareholders' equity and net loss for the period presented.

     Recognition of the effects of inflation on financial information. Under Mexican GAAP, the effects of inflation are reflected in financial statements and such a convention has no counterpart under US GAAP. However, although Mexican GAAP includes the effects of inflation in financial statements, the SEC does not require the restatement of financial statements to reconcile the effects of the Mexican GAAP inflation accounting.

     Preoperating expenses. Under Mexican GAAP, all expenses incurred while a company is in the pre-operating or development stages are deferred and considered as a component of a company's assets. Such capitalized expenses are amortized on a straight-line basis for a period not exceeding 10 years after the corresponding asset commences operations. According to US GAAP, such preoperating or development expenses are expensed and reported as a deficit to shareholders' equity recorded during the developing stage.

     Deferred income tax and employees statutory profit sharing. Under Mexican GAAP deferred income tax is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of exist-ing assets and liabilities and their respective tax bases and operating loss and tax credit (TA) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize. Under US GAAP, deferred income tax and employees statutory profit sharing are determined under the asset and liability method recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

     Statement of changes in financial position. In accordance with Mexican GAAP, we present statements of changes in financial position in constant pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statements balances in constant pesos.

     The changes in the consolidated financial statement balances included in our unaudited consolidated financial statements constitute cash flow activity stated in constant pesos (including monetary losses which are considered as cash losses in the financial statements presented in constant pesos). SFAS No. 95 does not provide guidance with respect to inflation adjusted financial statements. However, US GAAP requires that non-cash financing and investing transactions should be excluded from the statement of cash flows and reported in related disclosures.

     Vacations. Under Mexican GAAP, vacation expenses are recognized when taken, rather than in the period when they are earned by an employee, as is required under US GAAP. Starting on January 2003, Mexican GAAP requires the recognition of vacation expense when earned.

     Severance. Under Mexican GAAP, severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution for pension benefits, in which case, they should be considered as a pension plan. Under US GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS No. 112, which requires recognition of certain benefits, including severance, over an employee's service life.

     Capitalization of interest. In accordance with Mexican GAAP, capitalization of interest or, during inflationary periods, comprehensive cost of financing or income incurred in the period of construction and installation of an asset is permitted. The interest to be capitalized is that of the specific financing obtained for the construction of the related asset. Under US GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the assets' acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness attributable to the asset.

Recent Accounting Pronouncements

     Financial instruments with characteristics of liabilities, equity, or both

     In May 2003, the Mexican Institute of Public Accountants issued Bulletin C-12, "Financial Instruments with Characteristics of Liabilities, Equity, or Both." Bulletin C-12, is effective for fiscal years beginning after December 31, 2003, although earlier application is permitted. Bulletin C-12 puts together regulations contained in other bulletins related to issuance of complex financial instruments, and adds regulations necessary for a comprehensive resolution of general problems. Therefore, Bulletin C-12 defines the basic differences between liabilities and equity; establishes rules for the classification and valuation of the liability and equity components of combined financial instruments, upon initial recognition; and establishes rules for disclosure of combined finan-cial instruments. Under Bulletin C-12, financial instruments should be classified as liabilities or equity at the beginning of the year of adoption, and comparative financial information for prior years should not be restated, nor a cumulative-effect-type adjustment recognized in the year of adoption.

     The Company estimates that the adoption of the new Bulletin C-12 will not have a material effect on its financial position or results of operations.

     Recent accounting pronouncements under US GAAP

     In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created on January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts, with any differences between the net amount added to the balance sheet and any previously recognized interest begin recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities, and noncontrolling interest of the VIE.

     FASB Statements No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatory redeemable financial instruments. For certain mandatory redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain types of mandatory redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.


Critical Accounting Policies

     Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Mexican GAAP, which differ in significant respects from respects from US GAAP. See note 15 to our condensed consolidated financial statements, included elsewhere in this quarterly report, for a description of the principal differences between Mexican GAAP and US GAAP as they relate to us.

     We have identified below the accounting policies we have applied under Mexican GAAP that are critical to understanding our overall financial reporting.

     Income taxes

     Under Mexican GAAP, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (AT) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Significant judgment is required to appropriately assess the amounts of tax assets. We record tax assets when we believe there will be enough future taxable income for the realization of such deductible temporary difference. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

     Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

     Recognition of the effects of inflation

     Under Mexican GAAP, the financial statements are restated to reflect the loss of purchasing power (inflation) of their functional currency. The inflation effects arising from holding monetary assets and liabilities are reflected in the income statements as monetary position result. Inventories, fixed assets and deferred charges, with the exception and the equity accounts, are restated to account for inflation using the Mexican National Consumer price Index (NCPI) published by Banco de Mexico (central bank). The result is reflected as an increase in the carrying value of each item. Income statement accounts are also restated for inflation into constant Mexican Pesos as of the reporting date.

     Impairment of long-lived assets

     We evaluate periodically the adjusted values of our property, plant, systems and equipment and other non-current assets, to determine whether there is an indication of potential impairment.

     Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds the expected net revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

     Revenue Recognition

     On December 3, 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to US GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

     (a)  there is persuasive evidence of an agreement;

     (b)  the delivery was made or the services rendered;

     (c)  the sales price to the purchaser is fixed or determinable;

     (d)  collection is reasonably assured.

     SAB 101, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 101 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

     One of the examples provided by SAB 101 is activation revenues from telecommunication services. The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

     Based on the provisions and interpretations of SAB 101, for purposes of the US GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company experience. The net effect of the deferral and amortization is presented in the above US GAAP reconciliation.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risks

Our primary foreign currency exposure relates to our US dollar-denominated debt. Most of our debt obligations at March 31, 2004 were denominated in US dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet obligations. On March 29, 2004, the Company entered into two separate derivative transactions denominated "coupon Swap" agreements to hedge a portion of its US dollar foreign exchange exposure resulting from the issuance of our US $175.0 million 11% senior notes that will mature in year 2013. Under the transactions, Axtel will receive semi-annual payments based on the aggregate notional amount of US $113.8 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps. $1,270.0 million at an annual rate of 12.3%. Both of these transactions will cease in December 2008.

     The following table provides information about the details of our option contracts as of March 31, 2004 (in thousands except average strike price):



(Amounts in millions)                                Currencies                      Interest Rates
                                         ----------------------------------- -------------------------------
                                         --------------- ------------------- --------------- ---------------
     Maturity date          Notional        Notional       Amount in new         Axtel         Axtel pays      Estimated
                             amount          amount           currency          receives                       fair value
December 15, 2008          US$ 113.8       Ps. 1,270         US$ 13.75           11.00%          12.30%         US$ 1.04


     Prior to entering into foreign currency hedging contracts, we evaluate the counterparties' credit ratings. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. We do not currently anticipate non-performance by such counterparties.

     The exchange rate of the peso to the US dollar is a freely floating rate and the peso has experienced significant devaluation in previous years. Any significant decrease in the value of the peso relative to the US dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes.



ITEM 4. CONTROLS AND PROCEDURES

     Not applicable.



PART II - OTHER INFORMATION



ITEM 1. LEGAL PROCEEDINGS

     For information relating to our legal proceedings, please see our Registration Statement on Form F-4 (Reg. No. 333-114196). There have been no material changes in our legal proceedings from that described in the Registration Statement.

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

         Not applicable.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         Not applicable.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         Not applicable.

ITEM 5.  OTHER INFORMATION

         Not applicable.

ITEM 6.  EXHIBITS AND REPORTS

         Not applicable.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Axtel, S.A. de C.V.

                                  By:  /s/ Patricio Jimenez Barrera
                                       ------------------------------
                                       Patricio Jimenez Barrera
                                       Chief Financial Officer

Date:  May 17, 2004